Linda J. Dunn

VP & Assistant General Counsel*

April 2, 2009

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Winn-Dixie Stores, Inc.
Form 10-K for fiscal year ended June 24, 2009
Filed August 24, 2009
Definitive Proxy Statement filed on Schedule 14A
Filed September 21, 2009
File No. 1-3657

Dear Mr. Owings:

On behalf of Winn-Dixie Stores, Inc., I confirm that we will respond to the comments of the staff of the Securities and Exchange Commission on or before April 9, 2010.

Very truly yours,

/s/ Linda J. Dunn

Linda J. Dunn

*	Authorized House Counsel, Member of the New York Bar

Winn-Dixie Stores, Inc.      |       5050 Edgewood Court      |       Jacksonville, Florida 32203-0297      |       Phone (904) 783-5000